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                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                   FORM 12b-25


                         Commission File Number 0-24033

                             CUSIP Number 628968109


  (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form
                                      N-SAR

               For the Transition Period Ended: September 30, 2000

                                       or

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

   For the Transition Period Ended:_____________________


PART I - REGISTRANT INFORMATION

         NASB Financial, Inc.
         -----------------------------------------------
         Full name of Registrant

         N/A
         -----------------------------------------------
         Former Name if Applicable

         12498 South 71 Highway
         ------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         Grandview, Missouri  64030
         -----------------------------------------------
         City, State and Zip Code


PART II- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

NASB Financial, Inc. (the "Company") encountered some unforeseen problems, beyond management's control, in the logistics of delivering and receiving information to and from its third-party vendor financial printer due to holiday schedules. This caused a slight delay in compiling and edgarizing data for the Company's 10-K405 for the period ended September 30, 2000. The delay was necessary, as filing by the December 29, 2000 due date would have caused unreasonable extra expense in labor costs.


PART IV - OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification

Keith B. Cox                    816                  316-4071
------------                 -----------            -------------------
(Name)                       (Area Code)             (Telephone Number)


2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

       N/A
       -----------


3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      N/A
      -----------




     NASB Financial, Inc.
     --------------------------------------------
     (Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  January 2, 2001     By: /s/ Keith B. Cox
       ---------------         ------------------